WOODSIDE

AUSTRALIAN ENERGY

02 FEB -8 AM 8:36

16 October 2001

02015035

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange.

- Stock Exchange Release in relation to Geographe North-1 (VIC/P43) lodged with the ASX on 16 October 2001.

Kindly acknowledge receipt of this letter and enclosures by signing the duplicate copy and faxing to the writer's attention on (618) 9348 4990.

Yours faithfully
WOODSIDE PETROLEUM LTD.

LYNNE KYLE
Corporate Assistant

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4142

16 October 2001

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange.

- Stock Exchange Release in relation to Geographe North-1 (VIC/P43) lodged with the ASX on 16 October 2001.

Kindly acknowledge receipt of this letter and enclosures by signing the duplicate copy and faxing to the writer's attention on (618) 9348 4990.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Acknowledged ____________________ X

Dated ____________________ X

LYNNE KYLE
Corporate Assistant

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4142

16 October 2001

WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

VIC/P43
Geographe North - 1

Woodside Petroleum Ltd., participant in the VIC/P43 Joint Venture, reports that the Geographe North-1 exploration well located in the offshore Otway Basin has been plugged and abandoned after completing open-hole wireline logging. Minor gas indications only were encountered in the objective. The Ocean Bounty rig was released on 14 October 2001.

Woodside's interest in VIC/P43 is 55%. Other participants are Origin Energy Resources Limited (30%) and CalEnergy Gas (UK) Ltd (15 %).

ROBIN LEES
Asst. Company Secretary